**Filed Pursuant to Rule 433**
Registration No. 333-180289
Dated December 1, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Enhanced Averaging Buffered Notes

▸ Enhanced Averaging Buffered Notes Linked to an equally weighted basket consisting of the MSCI EAFE® Index (1/3), the S&P Global Infrastructure Index (1/3) and the iShares® MSCI Emerging Markets ETF (1/3)

▸ Maturity of approximately 54 months

▸ If the Final Basket Value is greater than or equal to 85% of the Initial Basket Value, [1.70x – 1.80x] uncapped exposure to any positive Average Reference Return of the Reference Asset based on the average Official Closing Values of the Reference Asset Components on ten Observation Dates beginning March 12, 2017

▸ If the Final Basket Value is less than 85% of the Initial Basket Value, 1.1765x leveraged exposure to any decreases of the Reference Asset beyond 15% as of the Final Valuation Date, potentially offset by [1.70x – 1.80x] of any positive Average Reference Return

▸ The Notes do not guarantee any return of principal, and you could lose all of your investment

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Enhanced Averaging Buffered Notes (each a "Note" and collectively the "Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement, or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement, and page S-2 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $950 and $1,000 per Note, which may be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $0 | $1,000 |
| Total |  | $0 |  |

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC** ◆

# HSBC USA Inc.

# Enhanced Averaging Buffered Notes
*Linked to a Basket Consisting of the the MSCI EAFE® Index,* **the S&P Global Infrastructure Index and** *the iShares® MSCI Emerging Markets ETF*

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Reference Asset** | A basket consisting of the following two indexes and one ETFs (each, a "Reference Asset Component" and together, the "Reference Asset Components"): the MSCI EAFE® Index (1/3), the S&P Global Infrastructure Index (1/3) and the iShares® MSCI Emerging Markets ETF (1/3) |
| **Term** | Approximately 54 months |
| **Payment at Maturity per Note** | **If the Final Basket Value is greater than or equal to the Buffer Value:** $1,000 + ($1,000 × Average Reference Return x Upside Participation Rate) **If the Final Basket Value is less than the Buffer Value:** $1,000 + [$1,000 × (a) (Final Reference Return + 15%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)] If the Final Basket Value is less than the Buffer Value, you may lose up to 100% of your Principal Amount. |
| **Upside Participation Rate** | [170% - 180%] (to be determined on the Pricing Date) |
| **Downside Leverage Factor** | 117.65% |
| **Buffer Value** | 85 (85% of the Initial Basket Value) |
| **Average Reference Return** | $\frac{\text{Average Basket Value – Initial Basket Value}}{\text{Initial Basket Value}}$ The Average Reference Return is floored at zero. |
| **Final Reference Return** | $\frac{\text{Final Basket Value – Initial Basket Value}}{\text{Initial Basket Value}}$ |
| **Initial Basket Value** | Set to 100 on the Pricing Date |
| **Average Basket Value** | 100 × (1 + (the sum of each Average Component Return multiplied by its respective Component Weighting)) |
| **Final Basket Value** | 100 × (1 + (the sum of each Final Component Return multiplied by its respective Component Weighting)) |
| **Trade Date** | December 12, 2014 |
| **Pricing Date** | December 12, 2014 |
| **Original Issue Date** | December 17, 2014 |
| **Final Valuation Date†** | June 12, 2019 |
| **Maturity Date†** | June 17, 2019 |
| **Observation Dates** | See page FWP-5 |
| **CUSIP/ISIN** | 40433BUH9/US40433BUH94 |

\* As more fully described on page FWP-5.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

## The Notes

The Notes provide an opportunity for a potentially leveraged positive Average Reference Return if the Final Basket Value is greater than or equal to the Buffer Value. The Average Reference Return will be determined based upon the average of the Official Closing Values of the Reference Asset Components on each of the 10 Observation Dates.

If the Final Basket Value is less than the Buffer Value, the Notes are subject to 1.1765:1 exposure to any decreases of the Reference Asset beyond 15% as of the Final Valuation Date. However, that downside exposure would be offset by [170% - 180%] of any positive Average Reference Return.

## Features of Quarterly Averaging

► The return on securities with a return that depends in part on quarterly averaging, such as the Notes, may be less volatile compared to securities where the return is fixed only from point to point. However, the effect of the quarterly averaging may reduce the return on the Notes under certain market conditions.

► As compared with the point to point payoff method, a quarterly averaging payoff method may yield a higher final return if the Reference Asset Components increase over the term of the Notes but decrease near the end. However, it may yield a lower final return if the Reference Asset Components decrease over most of the term of the Notes but increase near the end.

► Averaging will not reflect the full performance of the Reference Asset Components if the Reference Asset Components steadily increase over the term of the Notes.

► Please note that the return on the Notes will be affected by both the Average Reference Return and the Final Reference Return.

The offering period for the Notes is through **December 12, 2014**



# Information about the Reference Asset Components

## The MSCI EAFE® Index

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MXEA is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of October 31, 2014, the MXEA consisted of companies from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.



## S&P Global Infrastructure Index

The SPGTIND consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry.



## iShares® MSCI Emerging Markets ETF

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of October 31, 2014, the MSCI Emerging Markets Index consisted of the following 23 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.



The graphs above illustrate the daily performance of each Reference Asset Component from January 1, 2008 through November 26, 2014. The closing values in the graphs above were obtained from the Bloomberg Professional® Service. Past performance of any Reference Asset Component is not necessarily an indication of its future performance. For further information on each Reference Asset Component, please see "Information Relating to the Reference Asset Components" beginning on page FWP-14, "The MSCI EAFE® Index" in the accompanying Equity Index Underlying Supplement, and "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement. We have derived all disclosure regarding the Reference Asset Components from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset Components.

# HSBC USA Inc.
# Enhanced Averaging Buffered Notes

HSBC ◆

## Linked to a Basket Consisting of the MSCI EAFE® Index, the S&P Global Infrastructure Index and the iShares® MSCI Emerging Markets ETF

The offering of Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

**This free writing prospectus relates to an offering of Notes linked to the performance of an equally weighted basket consisting of the Reference Asset Components (together, the "Reference Asset").  The Notes are a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below.  The following key terms relate to the Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Reference Asset consisting of the following two indexes and one ETF (each a "Reference Asset Component" and together, the "Reference Asset Components"): the MSCI EAFE® ETF (the "MXEA"), the S&P Global Infrastructure Index (the "SPGTIND") and the iShares® MSCI Emerging Markets ETF (the "EEM"). |
| **Component Weightings:** | 1/3 for the MXEA, 1/3 for the SPGTIND and 1/3 for the EEM. |
| **Trade Date:** | December 12, 2014 |
| **Pricing Date:** | December 12, 2014 |
| **Original Issue Date:** | December 17, 2014 |
| **Final Valuation Date:** | June 12, 2019.  The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be June 17, 2019.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes–Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Observation Dates:** | The 12th of March, June, September and December, starting on March 12, 2017 and ending on the Final Valuation Date.  There will be a total of 10 Observation Dates over the term of the Notes.  If a scheduled Observation Date is not a scheduled trading day as to any Reference Asset Component, the next scheduled trading day will be that Observation Date for that Reference Asset Component.  The Observation Dates are subject to adjustment as described under "Additional Terms of the Notes–Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Payment at Maturity per Note:** | **If the Final Basket Value is greater than or equal to the Buffer Value:**<br><br>$1,000 + ($1,000 × Average Reference Return x Upside Participation Rate)<br><br>**If the Final Basket Value is less than the Buffer Value:**<br><br>$1,000 + [$1,000 × (a) (Final Reference Return + 15%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)]<br><br>If the Final Basket Value is less than the Buffer Value, you may lose up to 100% of your investment. |
| **Upside Participation Rate:** | [170% - 180%] (to be determined on the Pricing Date) |
| **Downside Leverage Factor:** | 117.65% |
| **Buffer Value:** | 85% of the Initial Basket Value |
| **Average Reference Return:** | The quotient, expressed as a percentage, calculated as follows:<br><br>$$\frac{\text{Average Basket Value – Initial Basket Value}}{}$$ |

Initial Basket Value

The Average Reference Return is floored at zero.

**Final Reference Return:** The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Basket Value} - \text{Initial Basket Value}}{\text{Initial Basket Value}}$$

**Initial Basket Value:** Set to 100 on the Pricing Date

**Average Basket Value:** The Average Basket Value will be calculated as follows:

100 × (1 + (the sum of each Average Component Return multiplied by its respective Component Weighting))

**Average Component Return:** For each of the Reference Asset Components, the Average Component Return refers to the average return for that Reference Asset Component. The return is expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Average Component Value, as follows:

$$\frac{\text{Average Component Value} - \text{Initial Component Value}}{\text{Initial Component Value}}$$

**Final Basket Value:** The Final Basket Value will be calculated as follows:

100 × (1 + (the sum of each Final Component Return multiplied by its respective Component Weighting))

**Final Component Return:** For each of the Reference Asset Components, the Final Component Return refers to the final return for that Reference Asset Component. The return is expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Final Component Value, as follows:

$$\frac{\text{Final Component Value} - \text{Initial Component Value}}{\text{Initial Component Value}}$$

**Initial Component Value:** With respect to each Reference Asset Component, its Official Closing Value (as defined below) on the Pricing Date, as determined by the calculation agent.

**Average Component Value:** The Average Component Value for each Reference Asset Component is equal to the arithmetic average of its Official Closing Values on each of the 10 Observation Dates.

**Final Component Value:** With respect to each Reference Asset Component, its Official Closing Value on the Final Valuation Date, as determined by the calculation agent.

**Official Closing Value:** With respect to each Reference Asset Component, the Official Closing Value on any scheduled trading day will be determined by the calculation agent based upon the closing level of that index or closing price of that ETF, as applicable, displayed on the following pages on the Bloomberg Professional® service: for the MXEA, page "MXEA <INDEX>"; for the SPGTIND, page "SPGTIND UP <INDEX>"; and for the EEM, page "EEM UP <EQUITY>," and with respect to the EEM, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. With respect to any of the foregoing, if the value for the relevant Reference Asset Component is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.

**Form of Notes:** Book-Entry

**Listing:** The Notes will not be listed on any U.S. securities exchange or quotation system.

**CUSIP/ISIN:** 40433BUH9/US40433BUH94

**Estimated Initial Value:** The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-10 of this free writing prospectus, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, described below:

**If the Final Basket Value is greater than or equal to the Buffer Value**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows**:**

$1,000 + ($1,000 × Average Reference Return x Upside Participation Rate)

**If the Final Basket Value is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (a) (Final Reference Return + 15%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)]

If the Final Basket Value is less than the Buffer Value, you may lose up to 100% of your investment.

### Interest

The Notes will not pay interest.

### Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

### Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Reference Sponsor and Reference Issuers

With respect to MXEA, MSCI Inc. is the reference sponsor. With respect to the SPGTIND, S&P Dow Jones Indices LLC, a part of The McGraw-Hill Companies, Inc., is the reference sponsor.  With respect to the EEM, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You seek an investment with leveraged returns linked to the potential positive average performance of the Reference Asset and you believe that the level of the basket will increase from the Pricing Date to the Final Valuation Date.

▶ You are willing to make an investment that is exposed to the negative Final Reference Return on a 1.1765-to-1 basis for each percentage point that the Final Reference Return is less than -15%.

▶ You are willing to forgo dividends or other distributions paid on each of the applicable Reference Asset Components or the stocks comprising or held by the Reference Asset Components.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Final Basket Value will be less than the Buffer Value or that the Average Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Final Reference Return on a 1.1765-to-1 basis for each percentage point that the Final Reference Return is less than -15%.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on each of the applicable Reference Asset Components or the stocks comprising or held by the Reference Asset Components.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-2 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising or held by any Reference Asset Component. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement; and

▶ "— Even If Our or Our Affiliates' Securities Are Held by an Index Fund, We or Our Affiliates Will Not Have Any Obligation to Consider Your Interests" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the Notes may result in a loss.**

You could lose up to 100% of the Principal Amount if the Final Basket Value is less than the Buffer Value. In such a case, unless the Average Reference Return is positive, investors will lose 1.1765% of the Principal Amount for each 1% that the Final Basket Value is less than the Buffer Value. Even if the Average Reference Return is positive, if the Final Basket Value is less than the Buffer Value, you may lose a significant portion of your Principal Amount at maturity.

**Credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Average Basket Value may be less than the Final Basket Value.**

The Average Basket Value is calculated by reference to the average of the Official Closing Values of the Reference Asset Components on the Observation Dates, and may be less than the Final Basket Value. As a result, your return on the Notes may be less than you would receive if the Payment at Maturity was based solely on the Official Closing Values of the Reference Asset Components on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Values of the Reference Asset Components during the latter portion of the term of the Notes. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Values of the Reference Asset Components on any previous Observation Dates, in that those values will impact the Payment at Maturity.

**The amount payable on the Notes is not linked to the values of the Reference Asset Components at any time other than on the Observation Dates, including the Final Valuation Date.**

The Average Basket Value and the Final Basket Value will be based on the Official Closing Values of the Reference Asset Components on each of the Observation Dates and the Final Valuation Date, respectively, subject to postponement for non-trading days and certain Market Disruption Events. Even if the values of the Reference Asset Components appreciate during the term of the Notes on days other than the Observation Dates, including the Final Valuation Date, but then decrease on one or more of the Observation Dates, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the values of the Reference Asset Components prior to such decrease. Although the actual values of the Reference Asset Components on the Maturity Date or at other times during the term of the Notes may be higher than their respective Average Component Values or Final Component Values, the Payment at Maturity will be based solely on the Official Closing Value of each Reference Asset Component on each of the Observation Dates, including the Final Valuation Date.

**A change in the value of one or more Reference Asset Components may be offset by a change in the values of the other Reference Asset Components**.

A change in the value of one or more Reference Asset Components as of each Observation Date, including the Final Valuation Date, may not correlate with a change in the values of the other Reference Asset Components. The value of one or more Reference Asset Components may increase, while the values of the other Reference Asset Components may not increase as much, or may even decrease. Therefore, in calculating the value of the Reference Asset, an increase in the value of one or more Reference Asset Components may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Reference Asset Components.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

**Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsors or reference issuer concerning additions, deletions and substitutions of the constituents comprising the Reference Asset Components and the manner in which the reference sponsors or reference issuer take account of certain changes affecting those constituents may affect the values of the Reference Asset Components. The policies of the reference sponsors or reference issuer with respect to the calculation of the Reference Asset Components could also affect the values of the Reference Asset Components. The reference sponsors or reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset Components. Any such actions could affect the value of and return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts owed to you under the terms of the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Reference Asset Components and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately nine months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we

effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**Risks associated with non-U.S. companies.**

The level of the MXEA and the value of the EEM depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset Components and, as a result, the value of the Notes.

**Risks associated with emerging markets.**

An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

**The Notes will not be adjusted for changes in exchange rates.**

Although the equity securities included in the MXEA and held by the EEM are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the MXEA and the value of the EEM, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

**There are risks associated with an investment in a concentrated industry.**

The securities included in the SPGTIND are issued by companies whose primary business is directly associated with infrastructure. Therefore, an investment in the Notes may carry risks similar to a concentrated securities investment in a limited industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than an investment linked to a more broadly diversified group of issuers.

**The Notes lack of liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Basket Value. We cannot predict the Official Closing Values of the Reference Asset Components. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples assume the following:

▶ Principal Amount:          $1,000
▶ Hypothetical Upside Participation Rate:       175% (the actual Upside Participation Rate will be determined on the Pricing Date and will be between 170% and 180%)

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the Notes.

**Example 1: The Final Basket Value is greater than or equal to the Buffer Value and the Average Reference Return is 5%.**

| | |
|---|---|
| Average Reference Return: | 5.00% |
| **Payment at Maturity:** | **$1,087.50** |

In this example, the Payment at Maturity would be $1,087.50 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Average Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 175%)

= $1,087.50

Example 1 shows that you will receive a positive return on your Notes equal to the Average Reference Return multiplied by the Upside Participation Rate of 175% when the Final Basket Value is greater than or equal to the Buffer Value and the Average Reference Return is positive.

**Example 2: The Final Basket Value is greater than or equal to the Buffer Value and the (Average Basket Value – Initial Basket Value) / Initial Basket Value is -5%, and therefore the Average Reference Return is floored at 0%.**

| | |
|---|---|
| (Average Basket Value – Initial Basket Value) / Initial Basket Value | -5.00% |
| Average Reference Return: | 0.00% |
| **Payment at Maturity:** | **$1,000.00** |

In this example, although the Average Reference Return is negative, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Average Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 0.00% × 175%)

= $1,000.00

Because the Average Reference Return is floored at zero, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount (a zero return) if the Final Basket Value is greater than or equal to the Buffer Value and the Average Reference Return is negative.

**Example 3: The Final Basket Value is less than the Buffer Value, but the Average Reference Return is 5%.**

| | |
|---|---|
| Average Reference Return: | 5.00% |
| Final Reference Return: | -27.00% |
| **Payment at Maturity:** | **$946.32** |

In this example, the Payment at Maturity would be $946.32 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (a) (Final Reference Return + 15%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)]

$$= \$1,000 + [\$1,000 \times \text{(a) (-27\% + 15\%)} \times 117.65\% + \text{(b) (5.00\% } \times 175\%)]$$

$$= \$946.32$$

Example 3 shows that when the Final Basket Value is less than the Buffer Value, you will receive a positive return on your Notes only if the sum of the Final Reference Return and 15%, multiplied by the Downside Leverage Factor, can be offset by the Average Reference Return multiplied by the Upside Participation Rate.

**Example 4: The Final Basket Value is less than the Buffer Value, but the Average Reference Return is positive.**

| | |
|---|---|
| Average Reference Return: | 2.00% |
| Final Reference Return: | -30.00% |
| **Payment at Maturity:** | **$858.53** |

In this example, the Payment at Maturity would be $858.53 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times \text{(a) (Final Reference Return + 15\%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)]}$$

$$= \$1,000 + [\$1,000 \times \text{(a) (-30\% + 15\%)} \times 117.65\% + \text{(b) (2.00\% } \times 175\%)]$$

$$= \$858.53$$

Example 4 shows that when the Final Basket Value is less than the Buffer Value, you will lose some of the Principal Amount if the sum of the Final Reference Return and 15%, multiplied by the Downside Leverage Factor, cannot be offset by the Average Reference Return multiplied by the Upside Participation Rate.

**Example 5: The Final Basket Value is less than the Buffer Value and the (Average Basket Value – Initial Basket Value) / Initial Basket Value is -5%, and therefore the Average Reference Return is floored at 0%.**

| | |
|---|---|
| (Average Basket Value – Initial Basket Value) / Initial Basket Value | -5.00% |
| Average Reference Return: | 0.00% |
| Final Reference Return: | -50.00% |
| **Payment at Maturity:** | **$588.23** |

In this example, the Payment at Maturity would be $588.23 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times \text{(a) (Final Reference Return + 15\%) x Downside Leverage Factor + (b) (Average Reference Return x Upside Participation Rate)]}$$

$$= \$1,000 + [\$1,000 \times \text{(a) (-50\% + 15\%)} \times 117.65\% + \text{(b) (0.00\% } \times 175\%)]$$

$$= \$588.23$$

Example 5 shows that you are exposed on a 1.1765-to-1 basis to declines in the value of the Reference Asset beyond -15% as of the Final Valuation Date, if the Average Reference Return is less than or equal to zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT.

## INFORMATION RELATING TO THE REFERENCE ASSET COMPONENTS

### The MSCI EAFE® ETF

**Description of the MXEA**

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MXEA is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MXEA is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of October 31, 2014, the MXEA consisted of companies from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

**For more information about the MXEA, see "MSCI Indices" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.**

**Historical Performance of the MXEA**

The following graph sets forth the historical performance of the MXEA based on the daily historical closing levels from January 1, 2008 through November 26, 2014. The closing level for the MXEA on November 26, 2014 was 1,848.79. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the MXEA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the MXEA on any of the quarterly Observation Dates, including the Final Valuation Date.

# INFORMATION RELATING TO THE S&P GLOBAL INFRASTRUCTURE INDEX

**Description of the SPGTIND**

The SPGTIND consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry. SPGTIND constituents must meet size and liquidity requirements to ensure investability and tradability.

**Eligibility Criteria.** The principal universe from which the SPGTIND is drawn is the S&P Global Broad Market Index (BMI). The BMI comprises all investable, index eligible countries in the world that meet minimum size and liquidity requirements.

The infrastructure clusters are chosen based on the Global Industry Classification Standard (GICS®), as follows:

| GICS | Description | Infrastructure Cluster |
|---|---|---|
| 10102040 | Oil & Gas Storage & Transportation | Energy |
| 20305010<br>20305020<br>20305030 | Airport Services<br>Highways & Railtracks<br>Marine Ports & Services | Transportation |
| 55101010<br>55102010<br>55103010<br>55104010<br>55105010 | Electric Utilities<br>Gas Utilities<br>Multi Utilities<br>Water Utilities<br>Independent Power Producers & Energy Traders (*) | Utilities |

*Only companies considered as Independent Power Producers are eligible. It excludes Gas & Power Marketing & Trading Specialists and/or integrated Energy Merchants.

Companies belonging to the above GICS sub-industries become the universe for the SPGTIND. The universe is then narrowed down to an investable set of stocks based on the following criteria:

Market Capitalization. Stocks must have a total market capitalization above a Market Capitalization Threshold as of the reference date. The Market Capitalization Threshold is currently US$ 250 million, as of the reference date of each year.

Liquidity. Stocks must have three-month average daily trading value above a Liquidity Threshold as of the reference date of each year. The Liquidity Threshold is currently US$ 1 million for developed markets and US$ 500,000 for emerging markets.

Domicile. The stocks' domicile must be a developed market country or an emerging market country with a liquid developed market listing.

Stocks meeting these criteria from the Investable Universe. The reference date for eligibility is the last trading date of February and August, respectively, of each year. The Market Capitalization Threshold and Liquidity Threshold are subject to change on an annual basis according to market conditions.

**Index Construction.** The SPGTIND methodology employs a modified market capitalization-weighting scheme, using the divisor methodology used in most Standard & Poor's equity indices. There are two steps in the creation of the SPGTIND. The first is the selection of the 75 companies; the second is the weighting of the SPGTIND constituents.

The selection of the SPGTIND constituents starts by classifying all stocks in the Investable Universe as being in one of the three clusters: Energy, Transportation or Utilities. Then 15 emerging market stocks are chosen based on the highest float-adjusted market capitalization of the parent company, with no more then 10 chosen for any one cluster. The remaining 60 stocks are the 60 largest developed market stocks, based on float-adjusted market capitalization. The developed market stocks are chosen such that there are a total of 30 transportation, 30 utilities and 15 energy infrastructure companies in the SPGTIND.

In the event of fewer than 75 qualifying stocks that meet the distribution criteria above, the index committee of the index sponsor may relax one or more of the index construction criteria, based on the market conditions at the time of the decision.

**Constituent Weightings.** The SPGTIND follows a modified capitalization-weighted scheme that reduces single stock concentration and balances exposure across the clusters. More specifically, a constituent's weight is based on a combination of its market capitalization and cluster weight, and then such weight is gradually reduced to a maximum of 5%. The weighting calculation is as follows:

Each constituent is assigned an initial Adjustment Factor of 1. The weight of a constituent stock is then determined by multiplying the Cluster Weight and the Weight in Cluster. The Cluster Weight is as follows: Energy, 20%; Transportation, 40%; and Utilities,

40%.  The Weight in Cluster is the ratio of the stock's adjusted market capitalization to the adjusted aggregate market capitalization of the respective cluster.  This is determined by dividing (i) the product of a stock's Adjustment Factor and Market Capitalization, by (ii) the sum the products of all the respective cluster stocks' Market Capitalizations times their respective Adjustment Factors.

If the SPGTIND constituent stock's resulting weight is greater than 5%, then the Adjustment Factor for that stock is reduced by 10% and the weight for that stock is recalculated, taking into account the new Adjustment Factor, as set forth above.  This process is repeated until no constituent stock as a weighting greater than 5%, but no further adjustments will be made for stocks where the Adjustment Factor has been reduced to 0.1.  When every stock's weight is less than 5%, the process is complete.

**Index Calculations.**  The SPGTIND is calculated by means of the divisor methodology used in all S&P Dow Jones Indices's equity indices.  The index value is the index market value divided by the index divisor.  The index market value is the sum of the number of index shares set for each stock multiplied by such stock's price, float factor, adjustment factor and exchange rate, if applicable.  The number of index shares for each stock are set at the time of rebalancing.

In order to maintain basket series continuity, it is also necessary to adjust the divisor at the rebalancing.  Because the index level before rebalancing is equal to the index level after rebalancing, the divisor after rebalancing must be the quotient of (i) the index market value after rebalancing, over (ii) the index value before rebalancing.

**Index Maintenance.**  Throughout the year, the market capitalization of the SPGTIND constituent stocks varies.  In order to maintain the maximum weight of 5% per constituent, the SPGTIND must be rebalanced.  Index rebalancings occur after the closing of the last trading dates of March and September of each year.  The rebalancing reference dates will be the last trading dates of previous February and August, respectively.  At that time, additional constituents are added to make up for those deleted during the year (as set forth in chart below).  There are no intra-year additions to the SPGTIND.  Also at that time, the maximum weight applicable to the stocks may be changed depending upon market circumstances.

In order to obtain basket series continuity, it is also necessary to adjust the divisor at the rebalancing.  The table below summaries the types of maintenance adjustments and indicates whether or not a Divisor adjustment is required:

| Type of Corporate Action | Adjustment Made to Index | Divisor Adjustment? |
|---|---|---|
| Spin-off | No weight change.  Price is adjusted to the Price of Parent Company minus (Price of the Spun-off company/Share Exchange Ratio).  Index Shares change so that the company's weight remains the same as its weight before the spin-off. | No |
| Rights Offering | Price is adjusted to the Price of Parent Company minus (Price of the Rights Offering/Rights Ration).  Index Shares change so that the company's weight remains the same as its weight before the rights offering. | No |
| Stock Dividend, Stock Split (*i.e.*, 2-for-1) or Reverse Stock Split | Index Shares are multiplied by and the price is divided by the split factor. | No |
| Share Issuance (*i.e.*, change ≥ 5%) Share Repurchase (*i.e.*, change ≥ 5%), Equity Offering or Warrant Conversion | None. | No |
| Special Dividends | Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date. | Yes |
| Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the S&P Global Broad Market Index. | Stock is dropped from the Index.  No intra-year replacements are made. | Yes |

**Description of the SPGTIND**

The SPGTIND consists of 75 component stocks of the largest publicly listed infrastructure companies from both developed and emerging markets, selected to provide liquid exposure to the leading publicly listed companies in the global industry.

**Historical Performance of the SPGTIND**

The following graph sets forth the historical performance of the SPGTIND based on the daily historical closing levels from January 1, 2008 through November 26, 2014. The closing level for the SPGTIND on November 26, 2014 was 2,508.13. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPGTIND should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPGTIND on any of the quarterly Observation Dates, including the Final Valuation Date.

**License Agreement with S&P**

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPGTIND to track general stock market performance. S&P's and its third party licensor's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the SPGTIND which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the Notes. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the Notes into consideration in determining, composing or calculating the SPGTIND. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STANDARD & POOR'S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE SPGTIND OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE SPGTIND OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®" and "S&P®" are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc.

## The iShares® MSCI Emerging Markets ETF

### Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of October 31, 2014, the MSCI Emerging Markets Index consisted of the following 23 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.*

### Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from January 1, 2008 through November 26, 2014. The closing price for the EEM on November 26, 2014 was $42.35. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on any of the quarterly Observation Dates, including the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High (Intraday) | Quarterly Low (intraday) | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $50.69 | $40.63 | $44.74 |
| 4/1/2008 | 6/30/2008 | $52.42 | $44.38 | $45.14 |
| 7/1/2008 | 9/30/2008 | $44.71 | $30.84 | $34.49 |
| 10/1/2008 | 12/31/2008 | $34.25 | $18.20 | $24.94 |
| 1/2/2009 | 3/31/2009 | $27.25 | $19.85 | $24.78 |
| 4/1/2009 | 6/30/2009 | $34.84 | $24.69 | $32.19 |
| 7/1/2009 | 9/30/2009 | $39.46 | $30.21 | $38.86 |
| 10/1/2009 | 12/31/2009 | $42.47 | $37.26 | $41.46 |
| 1/4/2010 | 3/31/2010 | $43.43 | $34.98 | $42.08 |
| 4/1/2010 | 6/30/2010 | $43.98 | $35.18 | $37.29 |
| 7/1/2010 | 9/30/2010 | $44.95 | $36.73 | $44.73 |
| 10/1/2010 | 12/31/2010 | $48.58 | $44.47 | $47.60 |
| 1/3/2011 | 3/31/2011 | $48.73 | $44.24 | $48.67 |
| 4/1/2011 | 6/30/2011 | $50.41 | $44.76 | $47.58 |
| 7/1/2011 | 9/30/2011 | $48.61 | $34.69 | $35.06 |
| 10/3/2011 | 12/30/2011 | $43.20 | $33.42 | $37.93 |
| 1/3/2012 | 3/30/2012 | $44.89 | $38.20 | $42.93 |
| 4/2/2012 | 6/29/2012 | $43.74 | $36.56 | $39.18 |
| 7/2/2012 | 9/28/2012 | $42.82 | $37.14 | $41.31 |
| 10/1/2012 | 12/31/2012 | $44.42 | $39.92 | $44.35 |
| 1/2/2013 | 3/29/2013 | $45.28 | $41.72 | $42.78 |
| 4/1/2013 | 6/28/2013 | $44.26 | $36.16 | $38.57 |
| 7/2/2013 | 9/30/2013 | $43.32 | $36.98 | $40.77 |
| 10/1/2013 | 12/31/2013 | $43.91 | $40.15 | $41.77 |
| 1/1/2014 | 3/31/2014 | $41.85 | $37.06 | $40.99 |
| 4/1/2014 | 6/30/2014 | $43.98 | $40.55 | $43.23 |
| 7/1/2014 | 9/30/2014 | $45.85 | $41.36 | $41.56 |
| 10/1/2014* | 11/26/2014* | $42.46 | $39.68 | $42.35 |

* This free writing prospectus includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through November 26, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Average Reference Return and the Final Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to four scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Asset Component's relevant values will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Asset Component occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public for distribution to other registered broker-dealers, or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus.  Neither HSBC USA Inc. nor one of our affiliates will pay any underwriting discounts in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes.  Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset.  Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions."  Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain.  In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares") included in the Reference Asset).  Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note  will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Note at fair

market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note).

Although the matter is not clear, there exists a risk that an investment in the Notes linked to the Reference Asset will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note linked to the Reference Asset will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note linked to the Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the relevant Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the relevant Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the relevant portion of the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

# HSBC USA Inc.

**$  Enhanced Averaging Buffered Notes**

**December 1, 2014**

**FREE WRITING PROSPECTUS**